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                                 EXHIBIT 21.1

                                 SUBSIDIARIES




BroadVision Switzerland, A.G., organized under the laws of Switzerland

BroadVision Franc, S.A., organized under the laws of France

BroadVision Germany GmBH, organized under the laws of Germany

BroadVision U.K., Ltd., organized under the laws of the United Kingdom

BroadVision Nipon Japan, organized under the laws of Japan